

Alan McCann · 3rd
Machine Learning Technology Leader
Greater Philadelphia · Contact info

 Dynata

 Schulich School of Business
- York University

Experience


Sr. Director, Technology
Dynata · Full-time
Jan 2022 - Present · 3 mos


Chief Technology Officer
Øptimus
Aug 2014 - Present · 7 yrs 8 mos
Washington D.C. Metro Area

Manage roadmap and development of core software platforms
Drive technology strategy ...see more


Board Member, CTO, Co-Founder
Givsum, LLC
Jan 2013 - Present · 9 yrs 3 mos
Newport Beach, California, United States


COO
DailyUpdate.com
Oct 2010 - Jan 2019 · 8 yrs 4 mos


Founder/CEO
iMcCann LLC
Nov 2005 - Jan 2019 · 13 yrs 3 mos

Startup Incubator

Show all 18 experiences →

Education


Schulich School of Business - York University
MBA, Marketing
Sep 1988 - Apr 1993


University of Waterloo
BASc, Electrical/Computer Engineering
Sep 1982 - Apr 1987